Filed Pursuant to Rule 433
Registration No. 333-231903
June 4, 2021

The following information is a Summary of Material Modifications/Notice of Changes relating to certain investment options under the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers (the “Plan”).  For more information about the other investment options offered under the Plan (except for the LNC Stock Fund), you should visit LincolnFinancial.com/RetirementInfoCenter or log on to Nolan Financial Group’s website at www.nolanlink.com or contact Nolan Financial Group at 888-907-8633.

Effective June 21, 2021, the Plan Sponsor will make the following additions to the investment options offered in the Plan:

(1)	Defined Outcome option with 12% buffer
(2)	Defined Outcome option with 22% buffer

These options are intended to mirror some features of the Defined Outcome Funds being offered with Lincoln Investor Advantage Pro variable annuities.  These investment options offer exposure to the S&P 500 through a market index up to a predetermined cap (reset on an annual basis) subject to a defined buffer during market downturns.

Each fund provides a specified exposure to a market index.  This range is determined by the following parameters:

•	Outcome Period – time frame for the fund option (one year from the May 21, 2021 start date)
•	Buffer – amount of protection you have from market losses
•	Cap – maximum growth you can achieve in an up market

The cap and buffer are set at inception of the term and are based on the options package held by the fund. The cap, which is set based on the given downside protection or buffer, is largely based on equity market volatility and will reset after the one-year outcome period. The buffer will remain constant throughout the one-year term life of the option, but an investor buying after the commencement of the outcome period may have a lower remaining buffer than someone who bought on the initial term day.

Although the outcome period is a one-year term, you can allocate new contributions or portions of your account balance even after the start of an outcome period.  You will still have a defined outcome, but it will be different than if you had these amounts credited as of day one.  You also have the flexibility, subject to any existing Plan trading restrictions, to move in or out of these investment options throughout the outcome period.

Although performance information is not yet available, you can track the performance of the defined outcome funds on Lincoln’s public website, LFG.com/DefinedOutcomeFunds, scheduled to be available as of June 21, 2021.  You can also find the relevant cap and buffers both at inception and throughout the remaining outcome period on this website.  Both funds have a 1.05% expense ratio.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by contacting Nolan Financial Group at 888-907-8633.